SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549




                                   FORM 11-K

             [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-2755

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996



                                GTE SAVINGS PLAN


                                GTE CORPORATION

                               ONE STAMFORD FORUM

                          STAMFORD, CONNECTICUT  06904


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
GTE Savings Plan:


     We have audited the accompanying statements of net assets available for plan benefits, with fund information of the GTE Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits, with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.







                                              ARTHUR ANDERSEN LLP
Stamford, Connecticut
June 23, 1997



                                        GTE SAVINGS PLAN
              STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                       DECEMBER 31, 1996
                                     (thousands of dollars)


                                             Investments                    Total                        Net
                                           in Master Trust   Receivables    Assets    Notes Payable     Assets

FIDELITY FUNDS:

Equity-Income Fund                            $  256,225     $   480     $  256,705     $    -       $  256,705
Overseas Fund                                    106,632         282        106,914          -          106,914
U.S. Equity Index Collective Trust Fund          180,480         311        180,791          -          180,791
Retirement Government Money Market Portfolio      90,417         262         90,679          -           90,679
Magellan Fund                                    367,482         879        368,361          -          368,361
Conservative Strategy Portfolio                  352,452         247        352,699          -          352,699
Conservative Growth Strategy Portfolio           214,318         297        214,615          -          214,615
Moderate Growth Strategy Portfolio               317,747         594        318,341          -          318,341
Long-Term Growth Strategy Portfolio              256,535         623        257,158          -          257,158

OTHER FUNDS:

GTE Stock Portfolio                            1,067,080      14,343      1,081,423          -        1,081,423
PAYSOP Fund (Note 6)                             273,103         -          273,103          -          273,103
Loan Fund                                        116,708         -          116,708          -          116,708
ESOP Shares Fund Allocated (Note 4)              288,215         -          288,215          -          288,215
ESOP Shares Fund Unallocated (Note 4)            741,506         -          741,506      593,018        148,488

    Total                                     $4,628,900     $18,318     $4,647,218     $593,018     $4,054,200






               The accompanying notes are an integral part of this financial statement.

                                           GTE SAVINGS PLAN
             STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                           DECEMBER 31, 1995
                                         (thousands of dollars)

                                              Investments                   Total                        Net
                                           in Master Trust  Receivables    Assets    Notes Payable     Assets

FIDELITY FUNDS:

Equity-Income Fund                            $  180,427    $   441     $  180,868     $    -       $  180,868
Overseas Fund                                     89,521        328         89,849          -           89,849
U.S. Equity Index Collective Trust Fund          120,433        223        120,656          -          120,656
Retirement Government Money Market Portfolio      70,061        303         70,364          -           70,364
Magellan Fund                                    383,218      1,210        384,428          -          384,428
Conservative Strategy Portfolio                  369,893        336        370,229          -          370,229
Conservative Growth Strategy Portfolio           210,984        374        211,358          -          211,358
Moderate Growth Strategy Portfolio               284,488        698        285,186          -          285,186
Long-Term Growth Strategy Portfolio              221,578        706        222,284          -          222,284

OTHER FUNDS:

GTE Stock Portfolio                            1,090,951     19,025      1,109,976          -        1,109,976
Loan Fund                                        110,450        -          110,450          -          110,450
ESOP Shares Fund Allocated (Note 4)              240,375        -          240,375          -          240,375
ESOP Shares Fund Unallocated (Note 4)            781,322        -          781,322      624,324        156,998

    Total                                     $4,153,701    $23,644     $4,177,345     $624,324     $3,553,021






               The accompanying notes are an integral part of this financial statement.

                                                 GTE SAVINGS PLAN
                 STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                       FOR THE YEAR ENDED DECEMBER 31, 1996
                                               (thousands of dollars)

                                                                     Fidelity Funds
                                                                     U.S. Equity      Retirement
                                                Equity-                 Index         Government
                                                Income     Overseas   Collective     Money Market  Magellan
                                                 Fund        Fund    Trust Fund       Portfolio      Fund

Interest and Dividends                         $ 15,640     $ 6,511   $    -          $ 3,707      $ 60,591

Net Investment Gain (Loss) (Note 2)              25,851       5,695     30,896            -         (20,129)

Contributions (Note 3):
  Employee                                       13,489       8,845      7,651          7,597        29,864
  Employer                                          -           -          -              -             -

Transfers From Other Plans (Note 6)                 605         392        660            447         1,257

Net Transfers Between Funds                      38,761       5,073     33,760         25,176       (53,924)

Participant Loans:
  Repayments                                      3,387       2,162      1,800          3,135         7,316
  Withdrawals                                    (3,324)     (2,139)    (2,128)        (2,631)       (8,218)

Interest Expense                                    -           -          -              -             -

Withdrawals and Terminations                    (18,572)     (9,474)   (12,504)       (17,116)      (32,824)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR    75,837      17,065     60,135         20,315       (16,067)

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                 180,868      89,849    120,656         70,364       384,428

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                      $256,705    $106,914   $180,791        $90,679      $368,361

                    The accompanying notes are an integral part of this financial statement.
                                                        GTE SAVINGS PLAN
                       STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                               FOR THE YEAR ENDED DECEMBER 31, 1996
                                                      (thousands of dollars)

                                                                                                          Other
                                                                  Fidelity Funds                          Funds
                                                            Conservative    Moderate     Long-Term
                                              Conservative     Growth        Growth        Growth          GTE
                                                Strategy      Strategy      Strategy      Strategy        Stock
                                               Portfolio     Portfolio     Portfolio      Portfolio     Portfolio

Interest and Dividends                        $     -        $     -        $     -      $     -      $   45,915

Net Investment Gain (Loss) (Note 2)              20,989         18,889         35,525       29,938        34,029

Contributions (Note 3):
  Employee                                        8,129          9,481         18,496       18,888        21,087
  Employer                                          -              -              -            -          13,675

Transfers From Other Plans (Note 6)                 366            407            822        1,026         1,683

Net Transfers Between Funds                      (4,887)        (1,864)         1,106          130       (40,891)

Participant Loans:
  Repayments                                      2,593          2,505          4,499        4,004        23,442
  Withdrawals                                    (3,370)        (2,616)        (4,763)      (4,103)      (26,021)

Interest Expense                                    -              -              -            -             -

Withdrawals and Terminations                    (41,350)       (23,545)       (22,530)     (15,009)     (101,472)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR   (17,530)         3,257         33,155       34,874       (28,553)

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                 370,229        211,358        285,186      222,284     1,109,976

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                      $352,699       $214,615       $318,341     $257,158    $1,081,423

                        The accompanying notes are an integral part of this financial statement.
                                          GTE SAVINGS PLAN
            STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1996
                                       (thousands of dollars)

                                                           Other Funds
                                                                   ESOP Shares   ESOP Shares
                                                 PAYSOP     Loan      Fund           Fund
                                                  Fund      Fund    Allocated    Unallocated        Total

Interest and Dividends                         $  2,844  $  8,034    $ 12,029      $ 32,697     $  187,968

Net Investment Gain (Loss)(Note 2)                  558       -         7,666        25,560        215,467

Contributions (Note 3):
  Employee                                          -         -           -             -          143,527
  Employer                                          -         -           -          47,122         60,797

Transfers From Other Plans (Note 6)             271,529       -           -             -          279,194

Net Transfers Between Funds                         -         -        50,992       (53,432)           -

Participant Loans:
  Repayments                                        -     (54,843)        -              -             -
  Withdrawals                                       -      59,313         -              -             -

Interest Expense                                    -         -           -         (60,457)       (60,457)

Withdrawals and Terminations                     (1,828)   (6,246)    (22,847)           -        (325,317)

INCREASE (DECREASE) IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS DURING THE YEAR   273,103     6,258      47,840        (8,510)       501,179

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF YEAR                      -    110,450     240,375       156,998      3,553,021

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF YEAR                      $273,103  $116,708    $288,215      $148,488     $4,054,200


                   The accompanying notes are an integral part of this financial statement.



                                GTE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


(1)  Description of the Plan:

Eligibility

     The GTE Corporation ("GTE") GTE Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides eligible employees of GTE and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

     Eligible employee generally means an employee of GTE or a Participating Affiliate, but does not include any of the following:

        a. an individual in a unit covered by a collective bargaining agreement between GTE or one or more Participating Affiliates and a collective bargaining agent;

        b. an individual paid by the hour unless GTE or a Participating Affiliate has agreed to become a co-sponsor under the Plan for such employees;

        c. a nonresident alien with no United States source income from GTE;

        d. a "leased employee" within the meaning of the Internal Revenue Code Section 414(n);

        e. an individual who is not paid directly by GTE or a Participating Affiliate; and

        f. an individual whose employment contract excludes participation in the Plan.

     To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, eligible employee also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

     An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Vesting and Investment Choices

    Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or Participating Affiliate. For participants with less than five years of service, matching contributions vest 50% immediately and 50% 24 months after the end of the Plan year for which the contributions were made. Forfeitures

                                GTE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS - (Continued)


of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

    Each participant directs their contributions to be invested in one of the following current investment options: five Fidelity funds, four Fidelity strategy portfolios, the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to investment choices on a daily basis. A description of the investment choices follows:

     a. Fidelity Equity-Income Fund - invests primarily in corporate common and preferred stock, with up to 20% of the fund invested in bonds and convertible securities.

     b. Fidelity Overseas Fund - invests primarily in foreign securities whose principal activities are outside the United
     States and also invests in public and private bonds (both foreign and domestic), bank deposits and money market instruments denominated in United States dollars or foreign currencies.

     c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the United States as represented by the Standard
     & Poor's 500 Composite Stock Price Index.

     d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and obligations issued or guaranteed by the United States government or its agencies.

     e. Fidelity Magellan Fund - invests primarily in stocks and securities convertible into common stock of United States and foreign companies and in high yield securities, options, and futures contracts related to securities in the portfolio.

     f. Fidelity Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.

     g. Fidelity Conservative Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of fixed-income securities including investment contracts and bonds, with the remaining 25% invested in a portfolio of United States equities.

     h. Fidelity Moderate Growth Strategy Portfolio - invests approximately 50% of its assets in a portfolio of United States equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

     i. Fidelity Long-Term Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of equity securities consisting of a combination of United States equities (50%) and international equities (25%). The remaining 25% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

     j. GTE Stock Portfolio - invests principally in GTE common stock but may also invest a portion in short-term money market instruments.

      The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any investment options, and may add other funds as a current investment option.

Participant Loans

      A loan feature is available to participants which permits borrowing up to 50% of a participant's vested balance, subject to certain limitations. The primary assets of the Loan Fund are promissory notes executed by participants who have taken loans.

      Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants' current investment choices. Short-term loans are from six months to five years; long-term loans for the purchase of a primary residence are from sixty months to twenty years.

Master Trust

      The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with other plans, which owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 1996 and 1995, the Plan owned approximately 76% and 79%, respectively, of the assets in the Master Trust. Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plans' participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 7).

Trustee

      Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan including the payment of principal and interest on the Employee Stock Ownership Plan's (the "ESOP") notes payable (see Note 4). Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts. GTE Service Corporation, a subsidiary of GTE, is the plan administrator.
                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


Plan Modification

      GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

      Effective January 1, 1997, participants may elect to have dividends on GTE common stock paid in cash rather than reinvested in the Plan. Also, GTE has enhanced the Plan to 16 investment choices from the 10 current investment choices. The investment choices added are as follows: The Aggressive Growth Strategy, MAS Fixed Income Fund, Morgan Stanley Institutional Equity Growth Fund, Templeton Institutional Foreign Equity Fund, Warburg Pincus Emerging Growth Fund and the Templeton Institutional Emerging Market Fund.


(2)   Accounting Policies:

      The accompanying financial statements have been prepared in accordance with generally accepted accounting principles which require that estimates and assumptions be made that affect reported amounts. Actual results could differ from those estimates.

      Investments are stated at market value determined from publicly stated price information, if available; otherwise, the estimated fair value is used. Guaranteed investment contracts are stated at cost plus accrued interest. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments at the beginning of the Plan year or at the time of purchase if acquired during the Plan year. For 1996, the GTE Stock Portfolio had an unrealized gain of $39.8 million and a realized loss of $5.8 million. For the same period, the combined ESOP shares fund had an unrealized gain of $12.8 million and a realized gain of $20.4 million.

(3)   Contributions:

      The Plan is funded by employee contributions up to a maximum of 16% of compensation and by company matching contributions in shares of GTE common stock equivalent in value to 75% of the initial 6% of the employees' contributions not withdrawn during the Plan year. The company matching contributions are credited following the close of each calendar year to the accounts of participants who have not terminated their active participation. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). Each participant's Elective Contributions for the 1996 Plan year was limited to $9,500. The total amount of Elective contributions, After-Tax contributions
                                GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


and company matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1996 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $150,000.

      GTE matching contributions are made in GTE common stock and in general, participants cannot redirect these shares into other investment choices. For the 1996 Plan year, total company matching contributions of 1,566,199 shares of GTE common stock were made with a market value at date of contribution of $72.8 million. These contributions included an allocation of ESOP shares of 1,272,437 with a market value of $59.2 million and accrued contributions of GTE common stock of 293,762 shares with a market value of $13.6 million. Employer contributions receivable in the GTE Stock Portfolio were $13.6 million and $18.2 million at December 31, 1996 and 1995, respectively.

(4)   Employee Stock Ownership Plan:

      An Employee Stock Ownership Plan (the "ESOP") was established within the Plan. In 1989, the ESOP borrowed $700 million to acquire, at market value, 24.6 million shares of GTE common stock which will be used to meet a portion of the estimated employer contributions to the Plan through 2004. GTE and the Participating Affiliates also make annual cash contributions to the ESOP which, when combined with dividends on the GTE common stock held by the ESOP, are sufficient to repay the principal and interest on the loans which have 10 and 15-year terms. As the ESOP makes loan payments, a percentage of the GTE common stock held by the ESOP will be allocated to the participants' accounts in the form of company matching contributions.

      Debt service payments for 1996 totaled $92 million. This requirement was funded from $45 million of dividends accumulated on the GTE stock held by the ESOP and by $47 million of cash contributions. At December 31, 1996,
14.9 million shares of GTE common stock in the ESOP Shares Fund were held as collateral for the ESOP loans.

      The borrowings of the ESOP are as follows:

                   Interest     Maturity
                     Rates       Dates             1996         1995

                                                 (thousands of dollars)

    Series A        9.48%       1998-1999        $ 84,518      $115,824
    Series B        9.73%       1999-2005         508,500       508,500
                                                 $593,018      $624,324

                          GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)


      Maturities of the outstanding loans are as follows:

                 Maturity             1996            1995
                   Date              Amount          Amount
                                     (thousands of dollars)

                   1997             $    -          $ 31,306
                   1998               38,324          38,324
                   1999               46,194          46,194
                   2000               55,231          55,231
                   2001               65,316          65,316
                Thereafter           387,953         387,953
                  Total             $593,018        $624,324

The Plan has pledged the unallocated shares in the ESOP Shares Fund as collateral for the ESOP borrowings. GTE has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.


(5)   Tax Status:

      The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended (the "Code"), and consequently is exempt from income tax. Management amended the Plan in 1995 to comply with changes to the law made by the Tax Reform Act of 1986, as amended, and has requested a determination letter from the Internal Revenue Service with respect to these changes. Management believes that such determination letter will be received in due course.


(6)   Transfers from Other Plans:

      Effective November 15, 1996, a portion of the GTE Consolidated Employee Stock Ownership Plan (the "PAYSOP") was merged into the Plan. Accordingly, approximately 6 million shares of GTE common stock with an approximate market value of $272 million and a small amount of cash was transferred into the Plan. All participants in the PAYSOP are fully vested. The only participant directed funds are those which were contributed by participants between 1979 and 1982. All other contributions, in the form of GTE common shares, were made by GTE. Participants may elect to reinvest dividends or receive them in cash. Participants cannot borrow from this account; however, the balance is used to determine a maximum loan amount available to participants.





                                GTE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

(7)   GTE Master Savings Trust:

      The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees; AGCS Savings Plan (limited participation) and AGCS Hourly Savings Plan (limited participation).

      In the Master Trust, funds are invested in contracts with insurance companies which represented 68% of the conservative pool consisting of 58 investment contracts held with 20 insurance companies. These insurance companies, excluding Mutual Benefit Life Insurance Company ("Mutual Benefit") and Confederation Life Insurance and Annuity Company ("Confederation") discussed below were rated AA- or better by Standard & Poor's as of December 31, 1996 and 1995. The contracts are included in the financial statements at contract value, approximately $621 million, which approximates fair value, as reported by the insurance companies.

      Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting interest rate. Limitations on guarantees for normal investment contracts are dependent on the creditworthiness of the insurance company. Synthetic investment contracts ("Synthetics") are determined by an internal rate of return calculation that equates market value and book value at the expected average life of the securities. The Synthetics interest rate is reset quarterly but has no minimum crediting rate. Limitations on Synthetics are dependent upon the credit quality of the underlying securities.

      The investment contracts had average yields of 7.0% and 6.9% at December 31, 1996 and 1995, respectively. The crediting interest rate for the investment contracts, excluding Mutual Benefit and Confederation, had a range from 5.28% to 8.56% and 5.28% to 8.90% at December 31, 1996 and 1995
respectively. The investment contracts have scheduled maturities from January 6, 1997 to February 5, 2001.

      At December 31, 1996, the income pool had an investment contract with Mutual Benefit which represented approximately 4% of the conservative pool's investments and approximately 1% of the Master Trust investments. At December 31, 1996, this investment is carried at contract value of $38.2 million in the Master Trust. On July 15, 1991, the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993, Mutual Benefit filed its First Amended Plan of Rehabilitation which was approved by the Superior Court of New Jersey effective May 2, 1994. GTE participated in the plan and received a new contract which preserves principal and extends maturities, with minimum interest and premium payments over the rehabilitation period. During 1996, the contract was credited with interest at 6.35% for the period from January 1, 1996 to September 30, 1996; and at 9.25% for the period from October 1, 1996 to December 31, 1996. In each subsequent year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract. There is no reserve held for resolution of the rehabilitation.

                                 GTE SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS (Continued)

      At December 31, 1996, the income pool had three investment contracts with Confederation at a contract value of $13.6 million, which represented approximately 2% of the conservative pool's investments and is less than 1% of the Master Trust investments. On August 11, 1994, Confederation was seized by Canada's Office of the Superintendent of Financial Institutions.

      In the fourth quarter of 1996 a hearing was held with Confederation Life to approve a rehabilitation workout plan. The Trustee analyzed the Plans rehabilitation options and issued their recommendation, which GTE concurred with. On April 25, 1997 the Plan received $11.5 million or 89% of the distributable liquid assets. On May 27, 1997 the Plan received an additional $1.5 million or 11% of the distributable liquid assets. On July 31, 1997, the first illiquid trust distributions will be made, if any, with semiannual distributions thereafter.

      The following schedules reflect Master Trust net investments by fund as of December 31, 1996 and 1995 and net investment income for the year ended December 31, 1996:


                         GTE SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                                                       December 31,
Investments in Master Trust:                      1996             1995
                                                  (thousands of dollars)
Fidelity funds:
Equity - Income Fund                          $  303,235       $  212,302
Overseas Fund                                    125,478          104,147
U.S. Equity Index Collective Trust Fund          241,454          164,358
Retirement Government Money Market Portfolio     137,236          107,307
Magellan Fund                                    454,381          464,931
Broad Market Duration Collective Trust               -              1,034
Conservative Strategy Portfolio                  481,725          494,246
Conservative Growth Strategy Portfolio           257,709          250,779
Moderate Growth Strategy Portfolio               379,793          335,534
Long-Term Growth Strategy Portfolio              312,522          265,100

Other funds:
GTE Stock Portfolio                            1,651,259        1,655,820
ESOP Shares Fund Allocated                       288,215          240,375
ESOP Shares Fund Unallocated                     741,506          781,322
PAYSOP Fund                                      539,904              -
Loan Fund                                        183,536          169,028
Income Portfolio                                     -              8,605

    Total                                     $6,097,953       $5,254,888

                                             Year Ended December 31, 1996
                                             Dividends      Net Investment
                                             & Interest       Gain (Loss)
Investment Income in Master Trust:               (thousands of dollars)

Fidelity funds:
Equity - Income Fund                           $ 18,436         $ 30,400
Overseas Fund                                     7,634            6,607
U.S. Equity Index Collective Trust Fund             -             41,410
Retirement Government Money Market Portfolio      5,755              -
Magellan Fund                                    73,594          (24,035)
Broad Market Duration Collective Trust              -                 46
Conservative Strategy Portfolio                     -             28,013
Conservative Growth Strategy Portfolio              -             22,570
Moderate Growth Strategy Portfolio                  -             42,195
Long-Term Growth Strategy Portfolio                 -             36,142

Other funds:
GTE Stock Portfolio                              70,028           51,695
ESOP Shares Fund Allocated                       12,029            7,666
ESOP Shares Fund Unallocated                     32,697           25,560
PAYSOP Fund                                       5,621            1,133
Loan Fund                                        12,465              -
Income Portfolio                                    -                602

    Total                                      $238,259         $270,004


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                        GTE SAVINGS PLAN
                                         (Name of Plan)



Date     June 26, 1997                  By       Lawrence R. Whitman
                                                (Lawrence R. Whitman)
                                           Vice President and Controller








                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


    As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
Corporation's previously filed Registration Statement on Form S-8
(File No. 33-20178).






                                       ARTHUR ANDERSEN LLP


Stamford, Connecticut,
June 26, 1997